Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States of America

7th January 2005


05006347

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 4th January 2005 in connection with the Final Dividend for the Year Ended 30 June 2004 of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh


SEC MAIL PROCESSING
RECEIVED
MAR 07 2005
WASH, D.C.
202
SECTION



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 17)

FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2004

On 15 October 2004, the Directors of New World Development Company Limited (the "Company") resolved to recommend a final dividend for the year ended 30 June 2004 in scrip form equivalent to HK$0.04 per share with a cash option to shareholders on the register of members of the Company on 7 December 2004. At the annual general meeting held on 7 December 2004, the said final dividend was approved. This announcement is to advise the shareholders how the scrip entitlements to the said final dividend are being arrived at.

A circular setting out details of the said final dividend was sent to shareholders on 7 December 2004. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five trading days up to and including 4 January 2005. It is now determined that the said average closing price is HK$8.60. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said final dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.04}}{\text{HK\$8.60} \times \frac{97}{100}}$$

The number of new Shares to be received by each shareholder will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new Shares will not rank for the final dividend in respect of the year ended 30 June 2004 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 20 January 2005.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 4 January 2005


SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2005
WASH, D.C.
202
SECTION

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

Please also refer to the published version of this announcement in The Standard.